January 12, 2009

Via IDEA

Ms. Linda Cvrkel
Branch Chief
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC  20549

Re:	Eagle Bulk Shipping Inc. Form 10-K for the year ended December 31, 2007 Filed February 29, 2008 File No. 1-33831

Dear Ms. Cvrkel:

On behalf of Eagle Bulk Shipping Inc. (the “Company”), we hereby submit the Company’s responses to your letter dated December 1, 2008.  The Company filed its annual report for the period ended December 31, 2007 (the “2007 Annual Report”) with the U.S. Securities and Exchange Commission (the “Commission”) on February 29, 2008.  By letter dated December 1, 2008, the Staff of the Commission (the “Staff”) provided comments to the Company’s 2007 Annual Report and to reports on Form 10-Q and its proxy statement relating to its annual meeting of shareholders on November 7, 2008 and April 10, 2008, respectively.  The Company’s responses to each of the Staff’s comments are set forth below.

United States Federal Income Taxation of United States Holders, page 15

1.
We note your disclosure in the last paragraph on page 15 that you have obtained an opinion from Seward & Kissel LLP that income from time charters and voyage charters should not be treated as passive income for purposes of determining whether you are a passive foreign investment company. Please advise as to what consent you obtained from counsel to reference the opinion in your Form 10-K as no consent appears to have been filed as an exhibit to the Form 10-K.

The Company acknowledges the Staff’s comment and supplementally advises the Staff that on April 4, 2005, the Company filed the consent on Form S-1 Exhibit 23.1 from their counsel, Seward & Kissel LLP, to each reference to Seward & Kissel LLP and discussions of advice provided by Seward & Kissel LLP under the headings “Tax Considerations-United States Federal Income Tax Considerations” and “Legal Matters”.  The Company respectfully requests that the Staff permit the Company to file the consent of Seward & Kissel LLP as an exhibit to its annual report on Form 10-K for the year ending December 31, 2008.  The consent will relate to the incorporation of its opinion as to the treatment of time charter and voyage charter income for United States tax purposes into the Company’s registration statements on Form S-3 (No. 333-135866, 333-135708, and 333-148417) and on Form S-8 (No. 333-145390).

Ms. Linda Cvrkel
Securities and Exchange Commission
January 12, 2009

The market values of our vessels may decrease which could limit the amount of funds that we can borrow under our credit facility, page 21

2.
We note your discussion in “Risk Factors”, that if the market values of your vessels, which have recently been at historically high levels, decrease, you may breach some of the covenants contained in the financing agreements relating to your indebtedness, including covenants in your credit facility.  Supplementally advise us and significantly expand your disclosure in MD&A in future filings to provide a sensitivity analysis that demonstrates at which point you may be in breach of your debt covenants and the implications to your business, in addition to the fact that you will be unable to pay dividends.  As part of your response, specifically address the impact that any breach in these covenants may have on your ability to satisfy payments required under your material shipbuilding contracts and any consequences a breach of those contracts may have to your business.  We may have further comment upon reviewing your response.

The Company acknowledges the Staff’s comment and supplementally advises the Staff that on December 23, 2008, the Company filed a Report on Form 8-K (the “Form 8-K”) that described certain changes made to the Company’s revolving credit facility with Royal Bank of Scotland plc (the “Credit Facility”) and to the  terms of certain of its shipbuilding contracts.  As set forth in the Form 8-K, on December 17, 2008, the Company amended the Credit Facility to, among other things:

•	amend the amount of the Credit Facility to $1.35 billion from $1.6 billion;

•
amend the minimum security value requirement of the Credit Facility to include the aggregate market value of the vessels in the Company’s operating fleet and the deposits on its shipbuilding contracts;

•	amend the minimum security value requirement of the Credit Facility from 130% to 100% of the aggregate principal amount of debt outstanding under the Credit Facility;

•	provide that future dividend payments will be based on the Company maintaining a minimum security value of 130%;

•	reduce the minimum net worth requirement under the Credit Facility from $300 million to $75 million for 2009, subject to annual review thereafter; and

•	increase the interest margin to 1.75% over LIBOR.

In addition, the Company has amended the terms of certain shipbuilding contracts with Yanghzou Dayand Shipbuilding Co., Ltd. in China to, among other things:

•	reduce current capital expenditure obligations by converting eight charter-free contracts into options on the part of the Company; and

•	reschedule delivery of one charter-free vessel from September 2009 to November 2010

Ms. Linda Cvrkel
Securities and Exchange Commission
January 12, 2009

The Company also announced the suspension of its dividend.

The Company has also included in its Quarterly Report on Form 10-Q, filed on November 17, 2008, an additional risk factor entitled “Charter hire rates for dry bulk vessels have decreased significantly and may remain at low rates or further decrease in the future, which may adversely affect our earnings”.  This risk factor specifically addresses the recent significant decline in charter rates for dry bulk vessels.

The Company will expand its disclosure in Management Discussion & Analysis in future filings to provide a similar analysis that demonstrates at which point the Company may be in breach of its debt covenants and the effect that the breach of these covenants may have on the Company’s ability to satisfy payments required under its shipbuilding contracts.  Since market values of vessels are volatile, the Company does not report current market values of its vessels.

Item 5. Market for Registrant’s Common Equity, Related Stockholder Matters and Issuer Purchase of Equity Securities, page 31

3.
Please confirm that in future filings you will include the securities authorized for issuance under equity compensation plans as required by Item 201(d) of Regulation S-K and the performance graph as required by Item 201(e) of Regulation S-K.

The Company respectfully advises the Staff that the performance graph was included on its 2007 Annual Report wrap that was included in the 2007 Annual Report and provided on the Company’s website.  The Company confirms that it will include in its future Reports on Form 10-K the information required by Item 201(d) and Item 201(e) of Regulation S-K.

Note 10. Non-cash Compensation Note

4.
We note from the disclosures included in Note 10 that the Company recognized compensation expense of $3,137,812, $13,023,440 and $11,734,812, respectively, during 2007, 2006, and 2005 in connection with profit interests in the Company’s former principal shareholder issued to members of the Company’s management.  We also note that the amounts recognized were based upon appreciation in the value of assets of Eagle Ventures LLC, including shares of the Company’s common stock owned by Eagle Ventures LLC.  Given the material amounts of expense recognized in connection with this arrangement during the periods presented in the Company’s financial statements, please tell us and revise the disclosures included in the notes to your financial statements to explain in further detail how you calculated or determined the amount of expense recognized in each period.  We may have further comment upon receipt of your response.

The Company supplementally advises the Staff that the compensation charge related to profits interests awarded to members of the Company’s management by the Company’s former principal shareholder, Eagle Ventures LLC, that entitled such persons to an economic interest in any appreciation in the value of the assets of Eagle Ventures LLC (including shares of the Company's common stock owned by Eagle Ventures LLC). These profits interests diluted only the interests of owners of Eagle Ventures LLC, and did not dilute direct holders of the Company’s common stock. However, the Company’s statement of operations reflected non-cash charges for compensation related to the profits interests. In all, one-fourth of the profits interests were service-related and the remaining profits interests were performance-related. Since this plan would not be settled in stock of the Company, it was accounted for as a liability plan as described in paragraph 32 of Statement of Financial Accounting Standards No. 123(R), “Share-Based Payment” (“FAS 123R”). The compensation charge was based on the fair value of the profits interests by marking to market the assets of Eagle Ventures LLC at the

Ms. Linda Cvrkel
Securities and Exchange Commission
January 12, 2009

end of each reporting period. The impact of any changes in the estimated fair value of the profits interests was recorded as a change in estimate cumulative to the date of change. The impact on the amortization of the compensation charge of any changes to the estimated vesting periods for the performance related profits interests was adjusted prospectively as a change in estimate. As Eagle Ventures LLC has sold all of its remaining holdings in the Company, the charges relating to profits interests ended in the first quarter of 2007. As there are no future charges, the Company reduced the disclosure of the profits interests in its 2007 Annual Report.

Signatures, page 62

5.
Please confirm that you acknowledge that your signature page should include the signature of your Principal Executive Officer, Principal Financial Officer and Principal Accounting Officer in his or her individual capacity.  Refer to General Instruction D.(2)(a) to Form 10-K.

The Company acknowledges the Staff’s comment and supplementally advises the Staff that the Company’s Principal Financial Officer also acts in the capacity of Principal Accounting Officer.  The Company will indicate on the signature page of future filings that the Chief Financial Officer is also the Principal Accounting Officer of the Company.

Quarterly Report on Form 10-Q for the Quarter ended September 30, 2008
Item 2.  Management’s Discussion and Analysis of Financial Condition and Results of Operations Overview, page 16

6.
We note from the discussion on page 19 of MD&A that the Company has entered into a 35 vessel construction program for vessels to be delivered over the period from October 2008 through April 2012.  We also note that a significant portion of these vessels are “charter free” at the present time.  Given the recent adverse trends noted in dry bulk shipping rates as discussed on page 31 of the Form 10-Q, please revise MD&A in future filings to discuss the potentially adverse consequences to the Company in the event that the Company is unable to obtain time charters for these charter free vessels or obtains such charters at rates that are lower than was expected at the time the agreements to acquire these vessels were entered into.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that it has included such discussion in Item 1A - “Risk Factors” of the 2007 Annual Report under the heading “Charter hire rates for dry bulk vessels have decreased significantly and may remain at low rates or further decrease in the future, which may adversely affect our earnings”.  Please also see the response to Item 2.  The Company will include appropriate discussion in the Management’s Discussion and Analysis section of future filings relating to prevailing dry bulk charter rates and the Company’s charter coverage for its fleet.

Definitive Proxy Statement
Competitive Benchmarking

7.
Please confirm that in future filings you will provide a list of the companies to which you benchmark.  Please also disclose the degree to which the Compensation Committee considered such companies comparable to you.  Refer to Item 402(b)(2)(xiv) of Regulation S-K.

In accordance with Item 402(B)(2)(xiv) of Regulation S-K, the Company will disclose in future filings whether it has engaged in any benchmarking of total compensation or any material elements thereof, and, to the extent applicable, identify such companies.  The Company supplementally advises the Staff that the Compensation Committee does take into

Ms. Linda Cvrkel
Securities and Exchange Commission
January 12, 2009

consideration the compensation levels of other shipping companies when making compensation decisions relating to the Company’s named executive officers.  However, because a significant portion of the Company’s competitors are foreign private issuers as defined in Rule 405 of the Securities Act of 1933, and are therefore not required to and do not disclose compensation information for executive officers on an individual basis, the Company is not able to benchmark specific compensation levels against these companies.

* * * *

We trust that the information provided in this letter address the Staff’s comments.  If you have any questions or comments concerning the foregoing, please feel free to telephone the undersigned at (212) 574-1223 or Edward S. Horton at (212) 574-1265.

Very truly yours, SEWARD & KISSEL LLP By: /s/ Gary J. Wolfe Gary J. Wolfe

Eagle Bulk Shipping Inc.
477 Madison Avenue
New York, NY 10022

January 12, 2009

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549

Re:	Eagle Bulk Shipping Inc.

  Ladies and Gentlemen:

The undersigned registrant hereby acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Yours faithfully,

Eagle Bulk Shipping Inc.

By:	/s/ Alan Ginsberg
Name:	Alan Ginsberg
Title:	Chief Financial Officer

SK 25083 0001 952141